Exhibit 99.1

Scienjoy Holding Corporation Reports Fiscal Year 2021 Financial Results

Annual Revenues Increased by 36.6% Year Over Year

BEIJING, May 17, 2022 /PRNewswire/ — Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced its financial results for the year ended December 31, 2021.

Fiscal Year 2021 Operating and Financial Highlights

●	Total net revenues in fiscal year 2021 increased by 36.6% to RMB1,669.4 million (US$262.0 million) from RMB1,222.2 million in fiscal year 2020.

●	Gross profit in fiscal year 2021 increased by 16.1% to RMB304.5 million (US$47.8 million) from RMB262.2 million in fiscal year 2020.

●	Net income in fiscal year 2021 decreased to RMB170.0 million (US$26.7 million) from RMB176.1 million in fiscal year 2020.

●	Adjusted net income in fiscal year 2021 increased by 17.6% to RMB219.0 million (US$34.4 million) from RMB186.3 million in fiscal year 2020.

●	Total paying users in fiscal year 2021 decreased to 840,640 from 904,568 in fiscal year 2020.

●	Active broadcasters in fiscal year 2021 increased by 50.2% to 288,898 from 192,389 in fiscal year 2020.

●	As of December 31, 2021, the Company had RMB240.9 million (US$37.8 million) in cash and cash equivalents, which represented an increase of 7.2% from RMB224.8 million as of December 31, 2020.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We concluded fiscal year 2021 with solid financial and operational results, which demonstrated the strong resilience of our business model. Focused on optimizing the livestreaming service ecosystem and executing a globalization strategy, we sustained our strategic efforts in content investment through our multiple live streaming channels to expand our offering and drive continued user growth, which is a critical step in meeting the evolving expectation of users and growing our business significantly. Also, the acquisition of Hongle.tv enhanced our market position in the talent show live streaming category and complimented our existing platforms. In addition, we remain committed to developing our live streaming metaverse with investment into research and development (R&D). The investment into technologies, such as Artificial Intelligence (AI), Augmented Reality (AR), and Virtual Reality (VR), and personnel in R&D was the strategic approach for Scienjoy to pave the way for the metaverse project as the goal of the Company to provide a more immersive experience to users and broadcasters and accelerate our business expansion. Looking forward, we are optimistic about the opportunities ahead of us, and we will continue to create value for our users, partners, and shareholders by propelling the sustainable growth of our ecosystem.”

Mr. Denny Tang, Chief Financial Officer of Scienjoy, added, “We continued building up our momentum and achieved encouraging results across our business in fiscal year 2021. Our total revenues in fiscal year 2021 reached RMB1,669.4 million (US$262.0 million), up 36.6% year over year. The significant growth indicates the resilience of our business and the fulfillment of the strategic initiatives we made last year as we continued to invest in R&D, aiming to contribute to the development of metaverse live streaming. We have taken innovative approaches and made tremendous progress throughout the year, alongside our initiatives to enhance our operational and monetization efficiency. Looking to the year ahead, we will continue to deliver high-quality content, promote technological capabilities, and strengthen the relationships with users and broadcasters. We believe that our efforts and advantages will help us expand the user base and position us well for long-term profitable growth, further boosting our confidence to capture the significant domestic and overseas market opportunities.”

Fiscal Year 2021 Financial Results

Total net revenues in fiscal year 2021 increased by 36.6% to RMB1,669.4 million (US$262.0 million) from RMB1,222.2 million in fiscal year 2020, because more quality content are provided through our integrated multiple live streaming platforms including Beelive platforms we acquired in September 2020 and our ARPPU in fiscal year 2021 increased by 46% comparing to fiscal year 2020, partially offset by decrease in number of paying users.

Cost of revenues in fiscal year 2021 increased by 42.2% to RMB1,364.9 million (US$214.2 million) from RMB959.9 million in fiscal year 2020. The increase was primarily attributable to a 42.4%, or RMB351.1 million, year-over-year increase in the Company’s revenue sharing fees and content costs, which was consistent with the 50.2% year-over-year increase in active broadcasters as well as the growth of the Company’s overall live streaming operations in fiscal year 2021. In addition, the Company incurred share based compensation of RMB6.2 million in fiscal year 2021 and no such expense incurred in fiscal year 2020.

Gross profit in fiscal year 2021 increased by 16.1% to RMB304.5 million (US$47.8 million) from RMB262.2 million in fiscal year 2020.

Total operating expenses in fiscal year 2021 increased to RMB138.5 million (US$21.7 million) from RMB67.5 million in fiscal year 2020.

●	Sales and marketing expenses in fiscal year 2021 decreased by 52.5% to RMB4.8 million (US$0.8 million) as compared to RMB 10.1 million in fiscal year 2020. This decrease was mainly due to the additional promotional activities that the Company executed in fiscal year 2020 following an uptick in online user traffic as more users spent an increased amount of time online at home watching the Company’s live streaming content during the COVID-19 outbreak.

●	General and administrative expenses in fiscal year 2021 significantly increased to RMB65.2 million (US10.2 million) from RMB33.9 million in fiscal year 2020.The increase was primarily because we had a share based compensation of RMB12.0 million and higher employee salary and welfare and amortization of intangible assets as compared to fiscal year 2020.

●	Research and development expenses in fiscal year 2021 increased by 120.4% to RMB70.0 million (US$11.0 million) from RMB31.8 million in fiscal year 2020. The increase was due to higher R&D headcount and the Company had share based compensation of RMB13.9 million in fiscal year 2021.

●	Recovery of doubtful accounts in fiscal year 2021 was RMB1.6 million (US$0.3 million) as compared to a recovery of doubtful accounts of RMB8.3 million in fiscal year 2020

Income from operations in fiscal year 2021 decreased by 7.4% to RMB180.2 million (US$28.3 million) from RMB194.7 million in fiscal year 2020.

Change in fair value of contingent consideration in fiscal year 2021 increased by 138.7% to RMB33.6 million (US$5.3 million) from RMB14.1 million in fiscal year 2020. Change in fair value of contingent consideration is derived from the Company’s reverse recapitalization with Wealthbridge Acquisition Limited on May 7, 2020, and acquisition of BeeLive on August 10, 2020, which involved payments of future contingent consideration upon the achievement of certain financial performance targets and specific market price levels. Earn out liabilities are recorded for the estimated fair value of the contingent consideration on the merger date. The fair value of the contingent consideration is re-measured at each reporting period, and the change in fair value is recognized as either income or expense.

Change in fair value of warrants liability in fiscal year 2021 increased by 320.6% to RMB16.4 million (US$2.6 million) from RMB3.9 million in fiscal year 2020. The Company’s warrants assumed from SPAC acquisition that have complex terms, such as a clause in which the warrant agreements contain a cash settlement provision whereby the holders could settle the warrants for cash upon a fundamental transaction that is considered outside of the control of management are considered to be a derivative that are recorded as a liability at fair value. The warrant derivative liability is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Change in fair value of investment in fiscal year 2021 amount to RMB22.8 million (US$3.6 million) In January 2021, the Company, through its wholly owned subsidiary, Scienjoy Inc., purchased from Cross Wealth Investment Holding Limited, an entity related to two directors of the Company, 606,061 ordinary shares of Goldenbridge Acquisition Limited (“Goldenbridge”) for an aggregated consideration of US$2 million. Goldenbridge was formed as a special purpose acquisition company. The investment was classified as investment in marketable security, which is adjusted to its fair value at the end of each reporting period, with the change being recorded as other expense or gain.

Net income in fiscal year 2021 decreased to RMB170.0 million (US$27.6million) from RMB176.1 million in fiscal year 2020.

Adjusted net income in fiscal year 2021 increased by 17.6% to RMB219.0 million (US$34.4 million) from RMB186.3 million in fiscal year 2020.

Basic and diluted net income per ordinary share in fiscal year 2021 were both RMB5.51 (US$0.87). In comparison, basic and diluted net income per ordinary share in fiscal year 2020 were RMB7.56 and RMB6.56, respectively.

Adjusted basic and diluted net income per ordinary share in fiscal year 2021 were both RMB7.10 (US$1.11). In comparison, both adjusted basic and diluted net income per ordinary share in fiscal year 2020 were RMB8.00 and RMB6.94, respectively.

As of December 31, 2021, the Company had cash and cash equivalents of RMB240.9 million (US$37.8 million) compared to RMB224.8 million as of December 31, 2020.

Business Outlook

The Company expects its total net revenues to be in the range of RMB 440 million to RMB460 million in the first quarter of 2022. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly in respect to the potential impact of COVID-19 on the economy in China and other markets around the world.

Recent Development

On December 29, 2021, the Company has entered into an equity acquisition framework agreement (the “Agreement”) to acquire 100% equity interest in Beijing Weiliantong Tech Co., Ltd (“Weiliantong”), which holds Hongle.tv, and 100% equity interest in Golden Shield Enterprises Limited (“Golden Shield”), which holds the NFT business for a total consideration of RMB280 million (approximately US$43.8 million). The objective of the Agreement is to support the Company’s strategic growth initiative of acquiring the top-tier online live streaming platform Hongle.tv and expanding NFT business scope. The transaction was closed on January 1, 2022.

About Scienjoy Holding Corporation Limited

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With approximately 267 million registered users, Scienjoy currently operates five livestreaming platform brands, including Showself, Lehai, Haixiu, and BeeLive, which features both the Mifeng Chinese version and BeeLive International version, and Hongle.tv. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

Use of Non-GAAP Financial Measures

Adjusted net income is calculated as net income adjusted for change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. Adjusted basic and diluted net income per ordinary share is non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on December 31, 2021, or at any other rate.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Ray Chen
VP, Investor relations
Scienjoy Inc.
+86-010-64428188
ray.chen@scienjoy.com

Tina Xiao
Ascent Investor Relations
+1 (917) 609-0333
tina.xiao@ascent-ir.com

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise stated)

	As of December 31	As of December 31
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	224,768	240,947	37,810
Accounts receivable, net	228,214	206,307	32,374
Prepaid expenses and other current assets	13,753	165,409	25,956
Amounts due from related parties	7	1,059	166
Investment in marketable security	-	38,789	6,089
Total current assets	466,742	652,511	102,395

Property and equipment, net	1,356	1,674	263
Intangible assets, net	239,634	235,870	37,013
Goodwill	92,069	92,069	14,448
Long term investments	5,000	101,727	15,963
Long term deposits and other non-current assets	1,382	1,152	181
Deferred tax assets– non-current	5,654	4,352	683
Total non-current assets	345,095	436,844	68,551
TOTAL ASSETS	811,837	1,089,355	170,946

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	67,089	85,801	13,466
Accrued salary and employee benefits	18,141	24,533	3,850
Accrued expenses and other current liabilities	12,358	16,181	2,539
Current portion of contingent consideration – earn-out liability	92,183	10,638	1,669
Income tax payable	8,581	8,282	1,300
Deferred revenue	49,567	65,405	10,263
Warrants liabilities	29,558	10,324	1,620
Total current liabilities	277,477	221,164	34,707
Non-current liabilities
Deferred tax liabilities - non current	59,729	58,746	9,219
Contingent consideration – earn-out liability	15,116	-	-
Total non-current liabilities	74,845	58,746	9,219
TOTAL LIABILITIES	352,322	279,910	43,926
Commitments and contingencies
Shareholders’ equity
Ordinary share, no par value, unlimited Class A ordinary shares and 2,925,058 Class B ordinary shares authorized, 27,037,302 Class A ordinary shares and Nil Class B ordinary shares issued and outstanding as of December 31, 2020; 28,219,583 Class A ordinary shares and 2,625,058 Class B ordinary shares issued and outstanding as of December 31, 2021, respectively*
Class A ordinary shares	(96,349)	140,196	22,000
Class B ordinary shares	-	13,041	2,046
Shares to be issued	200,100	128,119	20,105
Statutory reserves	18,352	31,775	4,986
Retained earnings	322,610	479,199	75,197
Accumulated other comprehensive income	14,802	17,115	2,686
Total shareholder’s equity	459,515	809,445	127,020
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	811,837	1,089,355	170,946

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended December 31,
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
Live streaming - consumable virtual items revenue	1,187,431	1,617,056	253,751
Live streaming - time based virtual items revenue	29,596	32,905	5,164
Technical services	5,156	19,397	3,044
Total revenues	1,222,183	1,669,358	261,959
Cost of revenues	(959,939)	(1,364,902)	(214,183)
Gross profit	262,244	304,456	47,776
Operating expenses
Sales and marketing expenses	(10,121)	(4,807)	(754)
General and administrative expenses	(33,889)	(65,233)	(10,236)
Research and development expenses	(31,780)	(70,039)	(10,991)
Recovery of doubtful accounts	8,253	1,592	250
Total operating expenses	(67,537)	(138,487)	(21,731)
Income from operations	194,707	165,969	26,045
Interest income, net	2,960	3,962	622
Other expenses, net	(4,702)	(90)	(14)
Foreign exchange (loss) gain, net	703	105	16
Change in fair value of contingent consideration	(14,068)	(33,584)	(5,270)
Change in fair value of warrants liability	3,904	16,421	2,577
Change in fair value of investment in marketable security		22,833	3,583
Income before income taxes	183,504	175,616	27,559
Income tax expenses	(7,404)	(5,604)	(879)
Net income	176,100	170,012	26,680
Other comprehensive income - foreign currency translation adjustment	14,802	2,313	363
Comprehensive income attributable to the Company’s shareholders	190,902	172,325	27,043
Weighted average number of shares:
Basic	23,287,706	30,842,183	30,842,183
Diluted	26,828,666	30,842,183	30,842,183
Earnings per share:
Basic	7.56	5.51	0.87
Diluted	6.56	5.51	0.87

Reconciliations of Non-GAAP Results

(All amounts in thousands, except share and per share data or otherwise stated)

	For the years ended
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$

Net income	176,100	170,012	26,680
Less:
Change in fair value of contingent consideration	(14,068)	(33,584)	(5,270)
Change in fair value of warrants liability	3,904	16,421	2,577
Share based compensation	-	(31,857)	(4,999)
Adjusted net income*	186,264	219,032	34,372

Adjusted net income per ordinary share
Basic	8.00	7.10	1.11
Diluted	6.94	7.10	1.11

“Adjusted net income” is defined as net income excluding change in fair value of contingent consideration, change in fair value of warrant liability and share based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.